Exhibit 99.1

JOINT FILING AGREEMENT

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the shares of common stock, $0.001 par value per share, of Omada Health, Inc. shall be filed on behalf of each of the undersigned and that this Joint Filing Agreement shall be filed as an exhibit to such Schedule 13G. As contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

The Cigna Group

Signature	/s/ Andrea Nelson

Name/Title:	Executive Vice President, General Counsel and Corporate Secretary

Date:	June 23, 2026

Cigna Ventures, LLC

Signature:	/s/ Craig Cimini

Name/Title:	President

Date:	June 23, 2026